March 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Eiko Yaoita Pyles
Patrick Gilmore
Edwin Kim

Re:	A10 Networks, Inc.
Registration Statement on Form S-1
File No. 333-194015
Acceleration Request
	Requested Date:	March 20, 2014
	Requested Time:	4:05 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, A10 Networks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-194015) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

March 18, 2014

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Sincerely,

A10 Networks, Inc.

/s/ Lee Chen

Lee Chen

President and Chief Executive Officer

cc:	Greg Straughn, A10 Networks, Inc.

Robert Cochran, A10 Networks, Inc.

Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati, P.C.

Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.

Jorge del Calvo, Pillsbury Winthrop Shaw Pittman LLP

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP

Mark Farley, Deloitte & Touche LLP

March 18, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Eiko Yaoita Pyles
Patrick Gilmore
Edwin Kim

Re:	A10 Networks, Inc.

Form S-1 Registration Statement

File No. 333-194015

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of A10 Networks, Inc. (the “Company”) for acceleration of the above-referenced Registration Statement, so that it becomes effective at 4:05 p.m., Eastern time, on March 20, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 10, 2014, through the date hereof:

•	2,347 to 7 prospective underwriters and dealers;

•	2,837 to 2,837 institutional investors;

•	0 to 0 individuals; and

•	1,141 to 1,141 others.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Acting severally on behalf of themselves and as
Representatives of the several
Underwriters.

MORGAN STANLEY & CO. LLC

By:	/s/ Colin Stewart
Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Gary Kirkham
Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Christopher Roberts
Authorized Signatory

RBC CAPITAL MARKETS, LLC

By:	/s/ Marc Layne
Authorized Signatory